 (https://teemventures.com/)

Corporate Partners (https://teemventures.com/corporate-partners/)

Venture Studio (https://teemventures.com/venture-studio-partnerships/)

Teem Blog (https://teemventures.com/teem-blog/)

Contact Us (https://teemventures.com/contact/)

ENTREPRENEURSHIP
(HTTPS://TEEMVENTURES.COM/CATEGORY/ENTREPRENEURSHIP/) / STARTUP
NOTES (HTTPS://TEEMVENTURES.COM/CATEGORY/STARTUP-NOTES/)

Reg CF: How Crowdfunding Can Help Close the Early Stage Funding Gap

POSTED MAY 28, 2024 (HTTPS://TEEMVENTURES.COM/REG-CF-HOW-CROWDFUNDING-CAN-HELP-CLOSE-THE-EARLY-STAGE-FUNDING-GAP/)   RAJ AMIN (HTTPS://TEEMVENTURES.COM/AUTHOR/TEEMWEB/)



TL;DR: Regulation CF (Regulation Crowdfunding) is a relatively new method of fundraising that democratizes early-stage investing by allowing startups to raise capital from the general public, bypassing the traditional early stage venture capital system. This opens up opportunities for diverse and geographically dispersed entrepreneurs and investors, promoting a more equitable and inclusive startup ecosystem. It also gives an early stage investing opportunity to smaller investors that aren't typically able to see these opportunities.

Preface

I've been wanting to write on this subject for a while, as I learned more about the new method of fundraising called Reg CF. While it's been available for a few years, it's still a relatively new approach to fundraising that is gaining popularity. Over the past 18 months, the early stage funding environment has



gotten even tougher, and many great companies are stuck in the Pre-Seed or Seed stage while larger want to see even more traction before they invest. This has created an "early stage gap" where s that have made a lot of progress need some additional runway to get into the sweet spot for arger round. Individual investors now have the opportunity to invest in the next batch of potentially breakout companies in areas where they have interest, while getting in at the valuation level that's typically only been available to funds and more sophisticated angel investors. If this sounds interesting, read on...

teem (https://teemventures.com/)
Corporate Partners (https://teemventures.com/corporate-partners/)
Venture Studio (https://teemventures.com/venture-studio-partnerships/)
Teem Blog (https://teemventures.com/teem-blog/)
Contact Us (https://teemventures.com/contact/)

Democratizing Early-Stage Investing: The Promise of Regulation CF

In the traditional venture capital (VC) landscape, funding opportunities are often reserved for a select group of insiders—primarily those with established networks in Silicon Valley. Often these founders look a certain way, and it can be a bit formulaic. There are established angel networks, and groups like Y Combinator that can act as filters and these have implicit bias for region and a typical founder profile. However, the introduction of Regulation CF (Regulation Crowdfunding) has the potential to significantly alter this dynamic, presenting a more democratic and equitable approach to early-stage investing, that opens up the opportunity to many more people.

First, What the Heck is Regulation CF?

Regulation CF, established by the JOBS Act of 2012 and implemented in 2016, allows startups to raise capital from the general public through crowdfunding platforms. Unlike traditional VC funding, which is typically limited to accredited investors, Regulation CF opens the doors to all investors, regardless of their net worth or income. This is NOT kickstarter, where you are pre-ordering a product with perks. In this case, investors actually get equity in the company that they back and see the full upside in that early investment. They become part of the "cap table" in a new entity that bundles up all the smaller investors into one line such as "Company CF Group 1." The investment is managed by a third-party company that communicates information and handles the administrative side of collecting and distributing payments. Companies still need to file with the SEC and there are quite a few hurdles to jump over including disclosures and third-party accounting review. These are features that protect investors so they are good to have in place. Also these rounds are legally capped at levels such as $1.2M for initial rounds and can grow in size from there with more accounting and legal work.

Breaking Down Barriers to Entry for Individual Investors



One of the most significant benefits of Regulation CF or "Reg CF" is its potential to democratize the ...estment landscape. Traditional venture capital often relies on personal connections and ...c proximity to Silicon Valley or other hubs like NYC and Boston, which can exclude many ...entrepreneurs and investors from the process. By using online platforms to promote their offering to a larger market, Regulation CF allows startups to access a diverse pool of potential investors. This not only broadens the reach for fundraising but also allows investors from various backgrounds and locations to participate in promising early-stage investments. Often this class of investment is not available to investors the way that funds, public equity, and other asset classes can be bought. So it really is a new investment opportunity to back a company that you feel passionate about, and see potentially significant returns from getting in early when the value is low. If Uber had done a Reg CF, $5K invested in their Seed would have been worth $25M at their IPO price.

(https://teemventures.com/)
Corporate Partners (https://teemventures.com/corporate-partners/)
Venture Studio (https://teemventures.com/venture-studio-partnerships/)
Teem Blog (https://teemventures.com/teem-blog/)
Contact Us (https://teemventures.com/contact/)

Promoting a More Diverse Investor Ecosystem

The traditional VC model has been criticized for its lack of diversity. According to a study by the Harvard Business Review, only a small percentage of venture capital goes to female-founded companies, and even less to minority-owned businesses. Regulation CF can help address this disparity by providing a more inclusive platform for all entrepreneurs to seek funding. Crowdfunding platforms such as WeFunder, SeedInvest and StartEngine have highlighted numerous success stories from underrepresented founders who might have otherwise struggled to gain traction in the traditional VC ecosystem, and aren't based "in the Valley." For example, entrepreneurs can go to communities that may lack the ability to deliver larger $25K+ checks required for typical angel investing but could offer community support that gets companies through their early milestones when investing even as little as $500-$1000 per individual.

Improved Investor Engagement Creates a Larger Megaphone

Regulation CF benefits investors by providing them with the opportunity to support startups they are passionate about, even with relatively small amounts of capital. This increased access not only empowers individual investors but also helps the entrepreneur by fostering a sense of community and engagement around new businesses. By investing in companies they believe in, individuals can contribute to the success of diverse and innovative startups. A dinner conversation with a friend in university administration can lead to "Hey I invested in this startup that is targeting the university market, and I thought you might want to check it out." As more individuals add their voices to the startup's "megaphone" it increases opportunity for new customers and also gives confidence to larger investors. The administrative effort was too high before Reg CF to handle small investors, so this wasn't really possible. Now it is!



(https://teemventures.com/)
Corporate Partners (https://teemventures.com/corporate-partners/)
Venture Studio (https://teemventures.com/venture-studio-partnerships/)
Teem Blog (https://teemventures.com/teem-blog/)
Contact Us (https://teemventures.com/contact/)

Thoughts and Actions You Can Take

...sed capital for startup companies for almost 20 years, and I believe Reg CF can be a real game changer. This new approach has the potential to be a powerful tool for democratizing early-stage investing and promoting a more equitable startup ecosystem. It also offers a new potentially massive upside for investors who back the right companies early, an opportunity that hasn't traditionally been available outside established angel networks and seed funds. As more people gain access to these opportunities, we can expect to see a more diverse and dynamic startup landscape that reflects the full spectrum of talent and innovation available today.

To get involved, you can browse sites like WeFunder (http://www.wefunder.com) and StartEngine (http://www.startengine.com) to see what's out there. Then, maybe make a small bet or two of $500-$1,000 based on your interests to start getting involved with the ecosystem. The more we have community support for early stage companies, the more we will see the products and services we want to see coming from a diverse group of future leaders. Click here (https://forms.gle/e393FnundP8o3KTr5) to be added to our Reg CF investor list as we plan to launch some of these opportunities soon.

References

1. Gompers, Paul, and Sophie Wang. "Diversity in Innovation." Harvard Business Review, 2021. https://hbr.org/2021/03/diversity-in-innovation (https://hbr.org/2021/03/diversity-in-innovation)
2. Seed to Series A Gap: https://trace-cohen.medium.com/the-2024-vc-scene-ai-startups-boom-while-series-a-faces-a-crunch-ca5c429e24d0 (https://trace-cohen.medium.com/the-2024-vc-scene-ai-startups-boom-while-series-a-faces-a-crunch-ca5c429e24d0) https://news.crunchbase.com/venture/global-funding-recap-q1-2024/#Early%20stage%20grew (https://news.crunchbase.com/venture/global-funding-recap-q1-2024/#Early%20stage%20grew)
3. Differences between fundraising approaches. https://www.growthturbine.com/blogs/reg-cf-vs-reg-d-506b-reg-d-506c-reg-a-or-reg-s-equity-crowdfunding (https://www.growthturbine.com/blogs/reg-cf-vs-reg-d-506b-reg-d-506c-reg-a-or-reg-s-equity-crowdfunding)
4. www.wefunder.com (http://www.wefunder.com)
5. www.startengine.com (http://www.startengine.com)



(https://teemventures.com/)

Why Even Industry Giants Can Miss the Mark Turning Good Ideas into Successful Ventures (https://teemventures.com/why-even-industry-giants-can-miss-the-mark-turning-good-ideas-into-successful-ventures/)

Corporate Partners (https://teemventures.com/corporate-partners/)

Venture Studio (https://teemventures.com/venture-studio-partnerships/)

Teem Blog (https://teemventures.com/teem-blog/)

Contact Us (https://teemventures.com/contact/)

Search ...

RECENT POSTS

Reg CF: How Crowdfunding Can Help Close the Early Stage Funding Gap (https://teemventures.com/reg-cf-how-crowdfunding-can-help-close-the-early-stage-funding-gap/)

Why Even Industry Giants Can Miss the Mark Turning Good Ideas into Successful Ventures (https://teemventures.com/why-even-industry-giants-can-miss-the-mark-turning-good-ideas-into-successful-ventures/)

The Benefits of Hiring a Venture Studio Part 1 (https://teemventures.com/the-benefits-of-hiring-a-venture-studio-part-1/)

RECENT COMMENTS

ARCHIVES

May 2024 (https://teemventures.com/2024/05/)

August 2023 (https://teemventures.com/2023/08/)

September 2022 (https://teemventures.com/2022/09/)

August 2022 (https://teemventures.com/2022/08/)

May 2022 (https://teemventures.com/2022/05/)

April 2022 (https://teemventures.com/2022/04/)





February 2022 (https://teemventures.com/2022/02/)

(https://teemventures.com/2021/06/)

021 (https://teemventures.com/2021/02/)

July 2020 (https://teemventures.com/2020/07/)

June 2020 (https://teemventures.com/2020/06/)

March 2020 (https://teemventures.com/2020/03/)

November 2019 (https://teemventures.com/2019/11/)

October 2018 (https://teemventures.com/2018/10/)

September 2018 (https://teemventures.com/2018/09/)

July 2018 (https://teemventures.com/2018/07/)

June 2018 (https://teemventures.com/2018/06/)

May 2018 (https://teemventures.com/2018/05/)

July 2014 (https://teemventures.com/2014/07/)

April 2013 (https://teemventures.com/2013/04/)

March 2013 (https://teemventures.com/2013/03/)

September 2011 (https://teemventures.com/2011/09/)

teem ventures

Teem Ventures develops ideas and forms new digital ventures with corporate partners through entrepreneurial execution.

1412 Broadway, 21st Floor
New York, NY 10018

contact@teemventures.com (mailto:contact@teemventures.com)





(https://www.linkedin.com/company/27002454/) (https://twitter.com/teemventures)

(https://teemventures.com/)

- Corporate Partners (https://teemventures.com/corporate-partners/)
- Venture Studio (https://teemventures.com/venture-studio-partnerships/)
- Teem Blog (https://teemventures.com/teem-blog/)
- Contact Us (https://teemventures.com/contact/)

Proudly powered by WordPress (https://wordpress.org/) | Theme: Sydney (https://athemes.com/theme/sydney) by aThemes.